SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549






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                                                  :
                In the Matter of                  :
                                                  :
        CENTRAL POWER AND LIGHT COMPANY           :  CERTIFICATE
                                                  :
      CENTRAL AND SOUTH WEST CORPORATION          :       OF
                                                  :
               File No. 70-8345                   :  NOTIFICATION
                                                  :
  (Public Utility Holding Company Act of 1935)    :
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      This report is filed under Rule 24 of the Public Utility  Holding  Company
Act of 1935 by Central Power and Light Company (CPL) a subsidiary of Central and South West Corporation (CSW). Under HCAR 35-26114 dated August 26, 1994, it is required that CPL file quarterly reports providing the following information with respect to the leasing of owned trains and railcars to nonaffiliates by CPL, Public Service Company of Oklahoma (PSO), Southwestern Electric Power Company (SWEPCO) and West Texas Utilities Company (WTU): 1) the period of time the railcars are leased 2) the number of railcars leased 3) the revenues earned, variable cost, and contribution to fixed cost by month from leasing railcars to nonaffiliates and 4) the average number of railcars owned during the period. This report covers the period April 1, 1997 through June 30, 1997.

The requested information for the reporting period April 1, 1997 through June 30, 1997, is as follows:


----------------------------    --------  --------  --------  --------  --------
                                  CPL       PSO      SWEPCO     WTU       TOTAL

----------------------------    --------  --------  --------  --------  --------
PERIOD OF TIME
RAILCARS ARE                      None      None      None      None
LEASED TO                        during    during    during    during
NON-AFFILIATES                   quarter   quarter   quarter   quarter
----------------------------    --------  --------  --------  --------  --------
NUMBER OF RAILCARS
LEASED TO
NON-AFFILIATES                      0         0         0         0         0
-----------------------------   --------  --------  --------  --------  --------
REVENUE                            $0        $0        $0        $0        $0
-----------------------------   --------  --------  --------  --------  --------
VARIABLE COST                      $0        $0        $0        $0        $0
-----------------------------   --------  --------  --------  --------  --------
CONTRIBUTION                       $0        $0        $0        $0        $0
TO FIXED COST
-----------------------------   --------  --------  --------  --------  --------
AVERAGE NUMBER OF
RAILCARS OWNED                    360       754       894         0      2,008
-----------------------------   --------  --------  --------  --------  --------



                                S I G N A T U R E


        As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, Central Power and Light Company has duly caused this report to be signed on its behalf on this 8th day of August, 1997.

                                                Central Power and Light Company

                                                /s/    R. Russell Davis
                                                R. Russell Davis
                                                Controller and Chief
                                                Accounting Officer